                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001



                                    CONTENTS

                                                                    Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                   (UNAUDITED)

                                                                           Three
                                                                          Months
                                          Month Ended                     Ended
                            ---------------------------------------
                            July 31,    August 31,    September 30,   September 30,
                              2001         2001            2001            2001
                            --------    ----------    -------------   -------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $635        $1,044           $942           $2,621

COST OF OPERATION. . . . .     607         1,036            931            2,574
                              ----        ------           ----           ------

OPERATING INCOME . . . . .      28             8             11               47

NONOPERATING INCOME. . . .       5             4              1               10
                              ----        ------           ----           ------

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .      33            12             12               57

FEDERAL INCOME TAXES . . .      27             6              6               39
                              ----        ------           ----           ------

NET INCOME . . . . . . . .    $  6        $    6           $  6           $   18
                              ====        ======           ====           ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2001
                                   (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               2001         2001            2001
                                             --------    ----------    -------------
                                                       (in thousands)
ASSETS
------
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $2,284        $2,284          $2,263
  Accumulated Amortization. . . . . . . . .   1,637         1,694           1,732
                                             ------        ------          ------
         NET MINING PLANT . . . . . . . . .     647           590             531
                                             ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .     158           152             145
                                             ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      92             4               6
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      24            23              23
    Affiliated Companies. . . . . . . . . .     641         1,690           1,991
  Advances to Affiliates. . . . . . . . . .   1,382           667             758
  Materials and Supplies. . . . . . . . . .   1,054         1,064           1,136
  Other . . . . . . . . . . . . . . . . . .      18            14               9
                                             ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . .   3,211         3,462           3,923
                                             ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   1,079         1,100           1,125
                                             ------        ------          ------

REGULATORY ASSETS . . . . . . . . . . . . .      64            64              64
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $5,159        $5,368          $5,788
                                             ======        ======          ======

CAPITALIZATION AND LIABILITIES
------------------------------
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,071         1,077           1,082
                                             ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,571         1,577           1,582
                                             ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . .   2,168         2,183           2,198
                                             ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     136           117             117
    Affiliated Companies. . . . . . . . . .     288           304             305
  Obligations Under Capital Leases. . . . .     213           213             213
  Other . . . . . . . . . . . . . . . . . .     508           675             993
                                             ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . .   1,145         1,309           1,628
                                             ------        ------          ------

REGULATORY LIABILITIES. . . . . . . . . . .     275           299             380
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $5,159        $5,368          $5,788
                                             ======        ======          ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
----------------             -------    -------     ------     ----------     ------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 2001. . . . . . . . . . 205,451     23,849     181,602       $3.50        $635
                             =======     ======     =======       =====        ====

August 2001. . . . . . . . . 333,992     39,695     294,297       $3.55      $1,044
                             =======     ======     =======       =====      ======

September 2001 . . . . . . . 307,677     43,900     263,777       $3.57        $942
                             =======     ======     =======       =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            2001      2001         2001      9/30/01
                                            ----     ------     ---------    -------
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  64     $  110       $  79      $  253
Benefits-UMW* . . . . . . . . . . . . . . .   95         94          81         270
Office Salaries and Benefits. . . . . . . .   93        109          92         294
Operating Materials . . . . . . . . . . . .   27         53          43         123
Maintenance - Materials and Services. . . .  103         53          22         178
Electricity . . . . . . . . . . . . . . . .   47         64          58         169
Other Billed Services . . . . . . . . . . .   27        104          63         194
Rentals . . . . . . . . . . . . . . . . . .  230        248         242         720
Depreciation. . . . . . . . . . . . . . . .   40         40          40         120
Cleaning Cost Normalization** . . . . . . . (178)        21          84         (73)
Other . . . . . . . . . . . . . . . . . . .   59        140         127         326
                                           -----     ------       -----      ------

          Total . . . . . . . . . . . . . .$ 607     $1,036       $ 931      $2,574
                                           =====     ======       =====      ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001


                                                      July      August    September
                                                      2001       2001        2001
                                                      ----      ------    ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $32.33 *   $28.64 *   $34.44 *
                                                     ======     ======     ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
          Columbus Southern Power's Conesville Generating Plant.  These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.